12900 Automobile Blvd., Suite D

Clearwater, Florida 33762

Tel: 727-592-9400

Fax: 727-592-9402

Securities and Exchange Commission	September 7, 2006
Washington, D.C. 20549

Att: Mail Stop 7010

Re:	BlastGard International, Inc. Registration Statement on Form SB-2 Filed July 17, 2006 File No. 333-135815

Gentlemen:

BlastGard International, Inc. hereby requests acceleration of the effectiveness of the above captioned Registration Statement to Monday, September 11, 2006 at 10:00 a.m. or as soon thereafter as is practicable.

Please be advised that, we acknowledge that:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BLASTGARD INTERNATIONAL, INC.

By:	/s/ Michael J. Gordon
Chief Financial Officer and Principal Accounting Officer